# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EverQuote, Inc., CIK 0001640428
CUSIP: 30041R108
Title of class of securities: Class A Common Stock, $0.001 Par Value Per Share
Address of issuer's principal executive offices: 141 Portland Street, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 03/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193125-24-214360
Filed by CIK 0001203475
Persons authorized to receive notices and communications: Link Ventures LLLP, Dominic Lloyd, One Kendall Sq, Ste B2106, Cambridge, Massachusetts (MA), 02139, (781) 228-5674; John Partigan, Lloyd Spencer, Nixon Peabody LLP, 799 9th St., Ste. 500, Washington, District Of Columbia (DC), 20001, (202) 585-8000

## Reporting persons
- David B. Blundin (CIK 0001203475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 89,174; shared voting power 7,548,894; sole dispositive power 89,174; shared dispositive power 7,548,894; aggregate amount beneficially owned 7,638,068 (21.4% of the class)
  Comment: Note in relation to Items 8, 10, and 11: Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.
- Recognition Capital, LLC (CIK 0001962249): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 100,397; sole dispositive power 0; shared dispositive power 100,397; aggregate amount beneficially owned 100,397 (0.3% of the class)
- Link Ventures LLLP (CIK 0001744548): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,055,129; sole dispositive power 0; shared dispositive power 7,055,129; aggregate amount beneficially owned 7,055,129 (19.7% of the class)
  Comment: Note in relation to Items 8, 10, and 11: Reflects Class B Common Stock of the Issuer on an as-coverted to Class A Common Stock basis.
- Link Management LLC (CIK 0001744546): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,055,129; sole dispositive power 0; shared dispositive power 7,055,129; aggregate amount beneficially owned 7,055,129 (19.7% of the class)
  Comment: Note in relation to Items 8, 10, and 11: Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.
- Cogo Fund 2020, LLC (CIK 0001923303): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 393,268; sole dispositive power 0; shared dispositive power 393,268; aggregate amount beneficially owned 393,268 (1.1% of the class)
- Cogo Labs, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 393,268; sole dispositive power 0; shared dispositive power 393,268; aggregate amount beneficially owned 393,268 (1.1% of the class)
- Link Equity Partners, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 393,268; sole dispositive power 0; shared dispositive power 393,268; aggregate amount beneficially owned 393,268 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 Par Value Per Share
Name of issuer: EverQuote, Inc.
Address of issuer's principal executive offices: 141 Portland Street, Cambridge, Massachusetts (MA), 02139
Comment:
Introductory Statement:

This Amendment No. 8 to Schedule 13D (the "Amendment No. 8") is being filed by David B. Blundin, Recognition Capital, LLC ("Recognition Capital"), Link Ventures LLLP ("Link Ventures"), Link Management LLC ("Link Management"), Cogo Fund 2020, LLC ("Cogo Fund"), Cogo Labs, LLC ("Cogo Labs"), and Link Equity Partners, LLC ("LEP"). All such parties are collectively referred to herein as the Reporting Persons.

This Amendment No. 8 amends the Schedule 13D filed with the SEC on February 9, 2022, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on March 3, 2022, as further amended by the Amendment No. 2 to Schedule 13D filed with the SEC on March 28, 2022, as further amended by the Amendment No. 3 to Schedule 13D filed with the SEC on April 25, 2023, as further amended by the Amendment No. 4 to Schedule 13D filed with the SEC on February 20, 2024, as further amended by the Amendment No. 5 to Schedule 13D filed with the SEC on March 15, 2024, as further amended by the Amendment No. 6 to Schedule 13D filed with the SEC on May 7, 2024, and as further amended by Amendment No. 7 to Schedule 13D filed with the SEC on September 5, 2024 (collectively, as amended, the "Schedule 13D").

This Schedule 13D relates to the Class A Common Stock, $0.001 par value per share (the "Class A Common Stock") of EverQuote, Inc., a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: David B. Blundin, Recognition Capital, Link Ventures, Link Management, Cogo Fund, Cogo Labs and LEP (collectively, the "Reporting Persons").
Residence or business address: c/o Link Ventures LLLP, One Kendall Square, Suite B2106, Cambridge, Massachusetts 02139
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: David Blundin - United States. Recognition Capital, Link Ventures, Link Management, Cogo Fund, Cogo Labs, and LEP - Delaware.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

The Reporting Persons set forth below sold the amount of shares of Class A Common Stock on the date and at the price set forth below by their name in open market transactions. All daily sales of the shares were sold in multiple transactions at varying prices. The Reporting Persons undertake to provide EverQuote, Inc., any security holder of EverQuote, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the ranges set forth in this Schedule 13D. All transactions below were sold pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Persons on June 14, 2024.

February 26, 2025:
David Blundin - 8,321 shares at a weighted average price of $26.83 per share (multiple transactions at prices ranging from $26.80 to $26.99 inclusive);
Recognition Capital - 9,367 shares at a weighted average price of $26.83 per share (multiple transactions at prices ranging from $26.80 to $26.99 inclusive); and
Link Ventures - 973 shares at a weighted average price of $26.83 per share (multiple transactions at prices ranging from $26.80 to $26.99 inclusive).

February 28, 2025:
David Blundin - 5,455 shares at a weighted average price of $26.80 per share (multiple transactions at prices ranging from $26.80 to $26.92 inclusive);
Recognition Capital - 6,141 shares at a weighted average price of $26.80 per share (multiple transactions at prices ranging from $26.80 to $26.92 inclusive); and
Link Ventures - 638 shares at a weighted average price of $26.80 per share (multiple transactions at prices ranging from $26.80 to $26.92 inclusive).

March 19, 2025:
David Blundin - 401 shares at a weighted average price of $28.40 per share (multiple transactions at prices ranging from $28.40 to $28.43 inclusive);
Recognition Capital - 452 shares at a weighted average price of $28.40 per share (multiple transactions at prices ranging from $28.40 to $28.43 inclusive); and
Link Ventures - 47 shares at a weighted average price of $28.40 per share (multiple transactions at prices ranging from $28.40 to $28.43 inclusive).

March 20, 2025:
David Blundin - 2,430 shares at a weighted average price of $28.40 per share (multiple transactions at prices ranging from $28.40 to $28.41 inclusive);
Recognition Capital - 2,736 shares at a weighted average price of $28.40 per share (multiple transactions at prices ranging from $28.40 to $28.41 inclusive); and
Link Ventures - 284 shares at a weighted average price of $28.40 per share (multiple transactions at prices ranging from $28.40 to $28.41 inclusive).

March 21, 2025:
David Blundin - 77,600 shares at a weighted average price of $28.67 per share (multiple transactions at prices ranging from $28.40 to $29.03 inclusive);
Recognition Capital - 87,367 shares at a weighted average price of $28.67 per share (multiple transactions at prices ranging from $28.40 to $29.03 inclusive); and
Link Ventures - 9,069 shares at a weighted average price of $28.67 per share (multiple transactions at prices ranging from $28.40 to $29.03 inclusive).

March 24, 2025:
David Blundin - 8,030 shares at a weighted average price of $28.67 per share (multiple transactions at prices ranging from $28.40 to $29.38 inclusive).
David Blundin - 716 shares at a weighted average price of $29.61 per share (multiple transactions at prices ranging from $29.41 to $29.83 inclusive).
Recognition Capital - 9,041 shares at a weighted average price of $28.67 per share (multiple transactions at prices ranging from $28.40 to $29.38 inclusive).
Recognition Capital - 806 shares at a weighted average price of $29.61 per share (multiple transactions at prices ranging from $29.41 to $29.83 inclusive).
Link Ventures - 938 shares at a weighted average price of $28.67 per share (multiple transactions at prices ranging from $28.40 to $29.38 inclusive).
Link Ventures - 84 shares at a weighted average price of $29.61 per share (multiple transactions at prices ranging from $29.41 to $29.83 inclusive).

All of the shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Class A Common Stock, Class B Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of such shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

None of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby revised and supplemented with the following:

Ownership is stated as of March 24, 2025 and the ownership percentages are based upon 32,119,686 shares of Class A common stock and 3,604,278 shares of Class B common stock, $0.001 par value per share, issued and outstanding (the "Class B Common Stock") as of January 31, 2025, as disclosed by Issuer in its Form 10-K for the fiscal year end December 31, 2024, filed with the SEC on February 25, 2025. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.
Number of shares as to which each person has sole or shared power to vote or dispose:
Please see Items 5, 6, 7, 8, 9, and 11 of each cover sheet for each Reporting Person.

As of March 24, 2025, (i) Mr. Blundin directly owned 89,174 shares of Class A Common Stock, and indirectly owns 100 shares of Class A Common Stock held by his son, and indirectly owned the shares held by Recognition Capital, Link Ventures, and Cogo Fund; (ii) Recognition Capital directly owned 100,397 shares of Class A Common Stock; (iii) Link Ventures directly owned 3,498,667 shares of Class A Common Stock and 3,556,462 shares of Class B Common Stock; and (iv) Cogo Fund directly owned 393,268 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Other than previously disclosed in this Amendment No. 8, there have been no reportable transactions with respect to the shares of the Issuer in the last 60 days, by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated March 25, 2025, by and among, David B. Blundin, Recognition Capital, LLC, Link Ventures LLLP, Link Management LLC, Cogo Fund 2020, LLC, Cogo Labs, LLC, and Link Equity Partners, LLC.

## Signatures
- David B. Blundin: /s/ David B. Blundin, David B. Blundin (03/25/2025)
- Recognition Capital, LLC: /s/ David B. Blundin, David B. Blundin / Manager (03/25/2025)
- Link Ventures LLLP: /s/ David B. Blundin, by Link Management LLC, its general Partner (03/25/2025)
- Link Ventures LLLP: /s/ David B. Blundin, David B. Blundin / Managing Member (03/25/2025)
- Link Management LLC: /s/ David B. Blundin, David B. Blundin / Managing Member (03/25/2025)
- Cogo Fund 2020, LLC: /s/ David B. Blundin, by Cogo Labs, LLC, its sole manager (03/25/2025)
- Cogo Fund 2020, LLC: /s/ David B. Blundin, David B. Blundin / Chairman (03/25/2025)
- Cogo Labs, LLC: /s/ David B. Blundin, David B. Blundin / Chairman (03/25/2025)
- Link Equity Partners, LLC: /s/ David B. Blundin, David B. Blundin / Managing Member (03/25/2025)